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                                                                   Exhibit 99.97

News release via Canada NewsWire, Toronto 416-863-9350

              Attention Business Editors:
              TRANSITION THERAPEUTICS RECEIVES ANNIVERSARY PAYMENT FROM STEM CELL THERAPEUTICS

TORONTO, OCT. 19 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH) announced today the receipt of the first anniversary payment of $475,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc. Transition sold Stem Cell Therapeutics Inc. to Neurogenesis Biotech Corp. in October 2004. To date, Transition has received $800,000 in cash payments and is entitled to anniversary payments totalling $2.7 million over the next three years plus royalties on product sales and other income. Neurogenesis Biotech Corp. has since changed its name to Stem Cell Therapeutics Corp. ("Stem Cell").

"Stem Cell has demonstrated a focused commitment to the development of neuro-regenerative products utilizing the patent portfolio acquired from Transition. Stem Cell continues to achieve their developmental milestones in their goal of bringing a neuro-regenerative product to market", said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

ABOUT STEM CELL

Stem Cell is a biotechnology company focused on the development of its technology platform and intellectual property to selectively induce a patient's own stem cells to proliferate in the brain. Stem Cell's core technology, which includes its lead therapeutic product NTx(TM)-265, has been demonstrated to increase the number of innate adult stem cells that grow in place when this therapeutic approach is applied to test animals. Stem Cell plans to develop this fundamental technology further for specific disease treatments such as stroke, and potentially Huntington's disease, Alzheimer's disease and other neurodegenerative conditions.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the

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expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

         /For further information: on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x.223, tcruz(at)transitiontherapeutics.com; Mr. Elie Farah, Chief Financial Officer & VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x.203, efarah(at)transitiontherapeutics.com. For further information on Stem Cell Therapeutics Corp., visit www.stemcellthera.com or contact Dr. Joseph Tucker, Chief Executive Officer, Stem Cell Therapeutics Corp., Phone: (403) 245-5495, info(at)stemcellthera.com/
        (TTH.)
CO: Transition Therapeutics Inc
CNW: 09:48e 19-OCT-05